



Good Beer Hunting LLC Small Business Bond™

Bond Terms:

Bond Yield: 5.5%
Target Raise Amount: $100,000
Minimum Raise Amount: $25,000

Repayment Period: 5 years (60 months)
Collateral: Unsecured
Offering End Date: April 29, 2022

Company Details:

Name: Good Beer Hunting LLC
Founded: 2013
Address: 2130 W Fulton St, Unit A

Industry: Business Consulting
Employees: 5
Website: https://www.goodbeerhunting.com/

Use of Funds Allocation:

If maximum raise is met:
$70,000 (70.0%) – Working Capital
$26,500 (26.5%) – Hiring Staff
$3,500 (3.5%) – SMBX's Capital Raise Fee

Social:

Instagram: 60,300 Followers
Twitter: 34,200 Followers





Business Metrics:

	FY19	FY20	FY21
Total Assets	$194,909	$175,988	$260,914
Cash & Cash Equivalents	$18,093	$23,306	$24,151
Accounts Receivable	$169,031	$144,822	$232,170
Short-term Debt	$11,067	$5,795	$90,012
Long-term Debt	$0	$71,100	$0
Revenue	$861,268	$798,354	$867,714
Cost of Goods Sold	$376,175	$455,908	$447,534
Taxes	$0	$0	$0
Net Income	$107,372	$49,923	$219,601

About:

Good Beer Hunting is a critical, creative, & curious voice in the world of beer. They have a strategic design studio based in Chicago, a global editorial team, and a podcast with 150,000 subscribers and 5K downloads per episode which puts them in the top 1% of all podcasts.

Good Beer Hunting started with founder Michael Kiser's "brewing" curiosity and passion for his love of craft brews and building a community of growing businesses in the beer industry. He was interested in focusing on the cultural changes happening in the craft brew industry and he could sense that just around the corner there was an opportunity for risk-takers to build strong, compelling, and progressive businesses.

For more information, contact our Customer Support Team at support@thesmbx.com

